Exhibit 99.1

Yimutian Inc. Announces Resignation of Independent Director

Yimutian Inc. (NASDAQ: YMT) (the “Company”) announced that Junchen Sun, an independent director of the Company’s Board of Directors, has resigned from the Board, effective March 17, 2026.

Mr. Sun’s decision to resign is due to personal reasons. The Company and the Board would like to thank Mr. Sun for his service and contributions to the Company during his tenure on the Board.

The Nominating and Corporate Governance Committee of the Board will oversee the process for identifying a potential replacement, and the Company will make appropriate disclosures in accordance with applicable law and the rules of the U.S. Securities and Exchange Commission and the listing standards of Nasdaq.

About Yimutian Inc.

Yimutian Inc, is a leading agricultural B2B platform in mainland China. Over a decade, the company has been dedicated to digitalizing China’s agricultural product supply chain infrastructure to streamline the agricultural product transaction process, and making it efficient, transparent, secure, and convenient.For more information, please visit https://ir.ymt.com/

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor & Media Contacts

Investor Relations: ir@ymt360.com | +86 10 5708 6561

Media: pr@ymt360.com